UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Olink Holding AB (publ)

(Name of Subject Company)

Olink Holding AB (publ)

(Name of Person Filing Statement)

American Depositary Shares, each representing one Common Share,

quota value SEK 2.431906612623020 per share

Common Shares, quota value SEK 2.431906612623020 per share

(Title of Class of Securities)

680710100*

(CUSIP Number of Class of Securities)

Olink Proteomics Inc.

130 Turner St. Building 2, Suite 230

Waltham, MA 02453, USA Tel: (617) 393-3933

Attn: Linda Ramirez-Eaves, General Counsel

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark Mandel, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York, New York 10018 (212) 626-4100	Piotr Korzynski, Esq. Baker & McKenzie LLP 300 East Randolph Street, Suite 5000 Chicago, IL 60601 (312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Olink Holding AB (publ), a public limited liability company organized under the laws of Sweden (“Olink” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 31, 2023, relating to the tender offer by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden (“Buyer”) and a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher” or “Parent”), to acquire all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Common Shares”) and all of the outstanding American Depositary Shares, each representing one Common Share (the “ADSs”), of the Company in exchange for $26.00 per Common Share, representing $26.00 per ADS, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying ADS Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal”) and Acceptance Form for Shares (together with any amendments or supplements thereto, the “Acceptance Form”). The Offer to Purchase, the ADS Letter of Transmittal, and the Acceptance Form were originally filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to the Tender Offer Statement filed under cover of Schedule TO with the SEC on October 31, 2023, by Thermo Fisher, with the amended and restated Offer to Purchase having been filed as Exhibit (A)(1)(H) under cover of Schedule TO with the SEC on December 1, 2023, by Thermo Fisher.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to extend the expiration time of the Offer and amend and supplement the Items set forth below.

Item 2. Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person—(b) Tender Offer—The Offer” of the Schedule 14D-9 is hereby amended and supplemented by adding the following two paragraphs as follows:

On December 15, 2023, Parent and Buyer announced an extension of the Expiration Date until 5:00 p.m., New York City time, on January 3, 2024, unless the Offer is further extended or earlier terminated pursuant to the terms of the Purchase Agreement. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on December 14, 2023.

On December 15, 2023, Parent issued a press release announcing the extension of the tender offer, a copy of which is filed as Exhibit (a)(5)(M) to this Schedule 14D-9 and is incorporated herein by reference.

Item 8. Additional Information.

Item 8. “Additional Information—Regulatory Approvals” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following bold and underlined language is added as the last sentence of the paragraph on page 42 under the sub-heading “Sweden Foreign Direct Investment Compliance” of the Schedule 14D-9, as such sub-section was included by Amendment No. 3 to the Schedule 14D-9 filed with the SEC on December 5, 2023:

The ISP deemed the notification submitted by Parent and Buyer pursuant to the FDI Act complete as of the submission date, December 1, 2023.

Item 9. Exhibits

Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following Exhibit (a)(5)(M) below (a)(5)(L) as Exhibit (a)(5)(M).

Exhibit No.	Description
(a)(5)(M)	Press Release issued by Thermo Fisher Scientific Inc., dated December 15, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

OLINK HOLDING AB (PUBL)

Date: December 15, 2023	By:	/s/ Jon Heimer
Name: Jon Heimer
Title: Chief Executive Officer